

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 3, 2017

Via E-mail
Lawrence S. Massaro
Chief Financial Officer
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas 77380

    Re: Newfield Exploration Company
               Form 10-K for Fiscal Year Ended
               December 31, 2016
               Filed February 21, 2017
               File No. 1-12534

Dear Mr. Massaro:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief
               Office of Natural Resources